UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For June 10, 2026

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, June 10, 2026.

E-NOTA-20260610-62658

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

A3 Mercados S.A. (A3 Markets)

Re: Material Fact. Section 3, Chapter I, Title XII of the Rules of the Argentine Securities and Exchange Commission. Integrated NGLs Project — Execution of Commercial Agreements.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs” or the “Company”), in order to inform you that, on the date hereof, the commercial agreements of the Integrated NGLs Project (the “NGLs Project”) were executed, the counterparties of which are YPF S.A., Pluspetrol S.A., Pluspetrol Cuenca Neuquina S.R.L. and Chevron Argentina S.R.L.

The NGLs Project is being developed by tgs and its subsidiaries Procesadora de Gas del Sur S.A. (“PGS”) and Midstream de Gas del Sur S.A. (“MGS”), the latter companies incorporated as Single Project Vehicles under the Incentive Regime for Large Investments (RIGI, for its Spanish acronym). PGS will be responsible for the construction and operation of an approximately 100 km pipeline for the segregation of gas streams, and a processing plant in Tratayén, Province of Neuquén, with an estimated capacity of 43 MMm³/d and an estimated investment of US$ 1.1 billion. MGS will be responsible for the construction and operation of an approximately 577 km liquids pipeline, a fractionation plant and storage facilities with a marine terminal in Puerto Galván, City of Bahía Blanca, Province of Buenos Aires, with an estimated investment of US$ 1.9 billion; which will enable exports of approximately US$ 1.2 billion per year.

This initiative is key to addressing one of the main constraints that could limit the development of Vaca Muerta and to consolidating the country’s export growth. In particular, it will enable the increase in crude oil production and the conditioning of associated gas for its transportation through trunk and export gas pipelines.

Yours sincerely.

Hernán Diego Flores Gómez

    Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: June 10, 2026.